UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

 OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK & COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

649295102

 (CUSIP Number of Class Of Securities (Underlying Common Stock))

SHEAMUS TOAL

Executive Vice President and Chief Financial Officer

 New York & Company, Inc.

 450 West 33rd Street, 5th Floor

 New York, NY 10001

 (212) 884-2000

 (Name, Address and Telephone Number of Person Authorized to Receive

 Notices and Communications on Behalf of the Filing Person)

COPY TO:

 CHRISTIAN O. NAGLER &

JASON K. ZACHARY

 Kirkland & Ellis LLP

 159 East 53rd Street

 New York, NY 10022-4611

 (212) 446-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$983,199	$54.86

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 695,335 shares of common stock of New York & Company, Inc. having an aggregate value of $983,199 as of May 26, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.00005580 per $1 million dollars of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54.86	Filing party:	New York & Company, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒  issuer tender offer subject to Rule 13e-4

☐  going private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2009, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 17, 2009 (collectively, the “Schedule TO”), by New York & Company, Inc., a Delaware corporation (the “Company”), relating to an offer by the Company to exchange certain outstanding options to purchase common stock for replacement options to purchase common stock, on the terms and subject to the conditions described in the Offer, dated June 1, 2009.

This Amendment No. 2 is made for the purpose of reporting the results of the Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

The Offer expired at 5:00 p.m. EDT, on June 29, 2009. Pursuant to the Offer, the Company accepted for exchange Eligible Options to purchase an aggregate of 684,435 shares of the Company’s common stock, representing approximately 98.4% of the 695,335 shares underlying the options that were eligible to be tendered in the Offer. In accordance with the terms and conditions of the Offer, on June 29, 2009, the Company granted Replacement Options to purchase 454,690 shares of common stock with an exercise price of $3.28 per share in exchange, which equals the closing price of the Company’s common stock as reported on the New York Stock Exchange on June 29, 2009, which is the grant date of the Replacement Options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW YORK & COMPANY, INC.

Date: July 1, 2009	By:	/s/ Sheamus Toal
Sheamus Toal
Executive Vice President and Chief Financial Officer